

Mail Stop 4631

January 27, 2010

Via U.S. mail and facsimile

Kirk A. Benson
Chief Executive Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, UT 84095

> **RE: Headwaters Incorporated**
> **Form S-4/A filed January 15, 2010**
> **File No. 333-163285**

Dear Mr. Benson:

We have reviewed your registration statement and have the following comments.

The Exchange Offer, page 17

Acceptance of Outstanding Notes Tendered; Delivery of Exchange Notes, page 22

1. We note your response to comment nine in our letter dated December 16, 2009. Your disclosure under this subheading continues to indicate that unaccepted outstanding notes will be returned to the tendering holder "as promptly as practicable" rather than "promptly." Please revise your disclosure to comply with the requirements of Rule 14e-1(c) of Regulation 14E. Please make conforming changes to your letter of transmittal (Exhibit 99.1), e.g., on pages two and 10.

Exhibit 5.1

2. We note your response to comment 11 in our letter dated December 16, 2009. Please have counsel revise its opinion to define the term "Covered Guarantors," which is used in the last paragraph on page one of its opinion but does not appear to be defined in the opinion.

Exhibit 5.2

3. Please have counsel delete the qualification in the last paragraph on page two of his opinion that states "I have assumed that there exists no provision in any document that I have not reviewed that is inconsistent with the opinions stated herein."

Exhibit 5.3

4. Please have counsel delete the qualification in the penultimate paragraph on page two of its opinion that states "We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein."

Exhibit 5.4

5. Please have counsel revise its opinion to address the following:

   • Delete the qualification in the sixth paragraph on page two that states "we have assumed, with your permission, that the applicable laws of such state are substantively identical to the laws of the State of Ohio."

   • Remove the phrase "to our knowledge" where it appears in paragraph number six on page three.

6. In view of the qualifications in the first sentence of paragraph (a), please have counsel explain to us why it is necessary to also include the second sentence of paragraph (a) as well as paragraphs (b), (c), (e), and (f). Alternatively, counsel can simply eliminate these paragraphs.

Exhibit 5.6

7. Please have counsel delete the qualification in the first paragraph on page two of its opinion that states "We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein."

8. In view of the qualifications in subparts (i) and (ii) of paragraph (d) on page three, please have counsel explain to us why it is necessary to include subpart (iii) of paragraph (d) as well as paragraphs (e) and (f). Alternatively, counsel can simply eliminate these paragraphs.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Linda C. Williams (via facsimile)
        Pillsbury Winthrop Shaw Pittman LLP